TEB BANCORP, INC.
2290 North Mayfair Road
Wauwatosa, Wisconsin 53226

February 7, 2019

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         TEB Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-227307)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

TEB Bancorp, Inc., a Maryland corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on February 11, 2019 at 10:00 a.m., Eastern Time, or as soon thereafter as may be practicable.

Very Truly Yours,

/s/ John P. Matter
John P. Matter
President and Chief Executive Officer